The New Model in Specialty Pharmaceuticals
February 18, 2014
Filed by Actavis plc
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Forest Laboratories, Inc
Commission File No.: 1-5438

Important Information For Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis will file with the
Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Forest.
INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN
THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at
http://www.sec.gov.
Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488.
Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting
Forest’s Investor Relations Department at (212) 224-6713.
Participants in the Merger Solicitation
Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Forest Cautionary Statement Regarding Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such
forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’
business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports
on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this communication to reflect new information or future events or developments.

Forest to Combine with Actavis in a $25 Billion Equity and Cash Transaction
•
Creates an Innovative New Model in Specialty Pharmaceuticals, with $15 B in Revenue and a Growing
~$7 B N. American Specialty Brand Business
•
Blockbuster Franchises in CNS, Women’s Health, GI and Urology
•
Broader Portfolios and New Therapeutic Categories including, Cardiovascular, Infectious Disease, Respiratory,
Cystic Fibrosis and Dermatology
•
Combination Expected to Generate in Excess of $4 billion in 2015 Free Cash Flow to Drive Rapid Deleveraging
•
Immediately Accretive to Non-GAAP EPS; Double-Digit Accretion in ‘15 & ‘16
•
Opportunity for Substantial Synergies and Savings of ~ $1 Billion
•
New company board to include Brent Saunders and two other FRX board members
•
Anticipate Closing by Mid-Year 2014, Pending Approvals

Creating a New Breed of Specialty Pharmaceutical Company
Broad & diverse portfolio with multiple blockbuster therapeutic franchises
Balanced portfolio of branded and generics pharmaceuticals
Exceptionally strong commercial capabilities creates high value to customers
Focus on drug development = lower-risk organic growth
Strong free cash flow generation
Efficient tax-structure and balance sheet
Drive robust organic growth accelerated by smart BD

Actavis

CNS

- Namenda XR (memantine HCl)
- Viibryd (vilazodone HCl)
- Fetzima (levomilnacipran extended-release capsules)
- Saphris (asenapine) sublingual tablets
- Lexapro (escitalopram oxalate)

GI

- DELZICOL (mesalamine) delayed-release capsules 400 mg
- Asacol HD (mesalamine) delayed-release tablets
- Linzess (linaclotide) capsules
- Carafate (sucralfate) suspension
- Canasa (mesalamine) USP 1000 mg suppositories
- PYLERA capsules
- Rectiv (nitroglycerin) Ointment 0.4%

WOMEN'S HEALTH

- Minastrin 24 Fe 1 mg/20 mcg
- Lo Loestrin Fe
- Generess Fe 0.8 mg/25 mcg
- Crinone progesterone gel 8%
- Actonel (risedronate sodium) tablets
- Atelvia 35 mg (risedronate sodium) delayed-release tablets
- ESTRACE CREAM (estradiol vaginal cream, USP, 0.01%)

URO

- RAPAFLO (silodosin) capsules
- Enablex (darifenacin)
- Gelnique (oxybutynin chloride) Gel 10%
- ANDRODERM (testosterone transdermal system)
- AndroGel* (testosterone gel)
- TRELSTAR 22.5 mg

*Co-promoted

Added from combination

Broad & Diverse Portfolio with Multiple Blockbuster Therapeutic Franchises

Actavis

CARDIOVASCULAR

Bystolic (nebivolol) tablets

RESPIRATORY

Daliresp (roflumilast) tablets 500 mcg

Tudorza Pressair (aclidinium bromide inhalation powder) 400 mcg

CYSTIC FIBROSIS

Zenpep (pancrelipase) Delayed-Release Capsules

Ultresa (pancrelipase) Delayed-Release Capsules

Viokace (pancrelipase) Tablets

colobreathe

DERM

DORYX (doxycycline hyclate delayed-release tablets) 200 mg

Cordran Tape

INFECTIOUS DISEASE

Teflaro (ceftaroline fosamil) for injection

Added from combination

Emerging and Sustainable Portfolios in New Categories

Exceptionally Strong Commercial
Capabilities Create High Value to Customers
• Enhanced profile: size, scale and product diversification bring value to customers
-
health plans, distribution channels and health systems
• World-class commercial organization competing across market segments
-
Brands, generics, biosimilars, and OTCs
• Better positioned with Forest’s strong U.S. primary care sales force to drive increased sales of Actavis brands
-
primary care
-
specialists
-
women’s healthcare
-
urologists
-
gastroenterologists
-
dermatologists

Company Leadership
•
Company to be led by Paul Bisaro from Actavis and Brent
Saunders from Forest
•
Management teams from both companies to begin pre-integration activities to build a world class high-performance company
focused on sustainable double-digit growth following the close

Revenue synergy opportunities
•
Selling Actavis products through our PC sales force
•
Leveraging Actavis’ international structure to sell our products
Focus Integration Strategy to Achieve Cost Synergies
Preliminary estimate of operational cost & tax
synergies
~ $1 billion
Additional cost synergy opportunities
•
Benefits from combined corporate structure
•
Manufacturing & API efficiencies
Savings are above and beyond Aptalis
integration synergies and Project Rejuvenate
cost savings targets

1
2
3

Rectiv
PYLERA CAPSULES
Zenpep
Carafate
Canasa
Linzess
GI
Ultresa (pancrelipase)
Viokace
Zenpep
U.S. PEP & CF
Panzytrat
PYLERA CAPSULES
APT-1026
Salofalk
colobreathe
INT

Aptalis Integration and Project Rejuvenate will Remain on Track to Deliver Significant Value 11 L1 L2 L3 L4-5 L6+ March Forest + Aptalis = Stronger & More Relevant Project Rejuvenate – Well Underway

Why Does This Deal with Actavis Make Sense?
•
Creates broad & diverse portfolio with multiple blockbuster therapeutic franchises which drive robust organic growth
•
Enables us to spend $1 billion on drug development & research
•
Produces strong cash flow and geographic presence which create opportunity to accelerate growth through business development
•
New opportunities with broader business allow us to continue to retain and develop world class talent
12
© 2014 Forest Laboratories Inc.

What Should I Do Next?
1. Maximize the brand & launch performance
2. Deliver on very important near term pipeline
3. Reduce cost structure without impairing launches or near term pipeline priorities
4. Use our balance sheet to drive growth and create value
13
© 2014 Forest Laboratories Inc.
We can stay focused and execute on these priorities